UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Kamada Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 1.0 per share
(Title of Class of Securities)

M6240T 109
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)
☐      Rule 13d-1(c)
☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M6240T 109

1	NAME OF REPORTING PERSON: Damar Chemicals Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: -0- Ordinary Shares
	6	SHARED VOTING POWER: 3,111,661 Ordinary Shares*
	7	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	8	SHARED DISPOSITIVE POWER: 3,111,661 Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,111,661 Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.65%**
12	TYPE OF REPORTING PERSON: CO
_________________

*
The estate of Mr. Ralf Hahn directly holds 1,660,581 ordinary shares of the Issuer and indirectly holds 3,111,661 ordinary shares of the Issuer through Damar Chemicals Inc., a company registered in Panama (“Damar”) that was indirectly wholly-owned by Mr. Hahn.  Additionally, the estate of Mr. Hahn holds approximately 53.5% of the shares of Tuteur S.A.C.I.F.I.A, a company organized under the laws of Argentina (“Tuteur”), which holds 31,579 ordinary shares of the Issuer.  The estate of Mr. Hahn possesses voting power over the shares held by Damar and Tuteur.  Mr. Jonathan Hahn has been appointed as provisional estate administrator of Mr. Hahn’s estate and accordingly, he has the right to exercise the voting power over the shares held directly and indirectly by the estate of Mr. Hahn.  The board of directors of Tuteur, for which Mr. Jonathan Hahn serves as the chairman, makes the voting and investment decisions over shares held by Tuteur.

**	Calculated based on 35,959,939 ordinary shares of the Issuer outstanding as of December 31, 2013.

CUSIP No.  M6240T 109

1	NAME OF REPORTING PERSON: Estate of Mr. Ralf Hahn I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 1,660,581 Ordinary Shares
	6	SHARED VOTING POWER: 3,111,661 Ordinary Shares*
	7	SOLE DISPOSITIVE POWER: 1,660,581 Ordinary Shares
	8	SHARED DISPOSITIVE POWER: 3,111,661 Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,803,821 Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.36%**
12	TYPE OF REPORTING PERSON: OO
_________________

*
The estate of Mr. Ralf Hahn directly holds 1,660,581 ordinary shares of the Issuer and indirectly holds 3,111,661 ordinary shares of the Issuer through Damar Chemicals Inc., a company registered in Panama (“Damar”) that was indirectly wholly-owned by Mr. Hahn.  Additionally, the estate of Mr. Hahn holds approximately 53.5% of the shares of Tuteur S.A.C.I.F.I.A, a company organized under the laws of Argentina (“Tuteur”), which holds 31,579 ordinary shares of the Issuer.  The estate of Mr. Hahn possesses voting power over the shares held by Damar and Tuteur.  Mr. Jonathan Hahn has been appointed as provisional estate administrator of Mr. Hahn’s estate and accordingly, he has the right to exercise the voting power over the shares held directly and indirectly by the estate of Mr. Hahn.  The board of directors of Tuteur, for which Mr. Jonathan Hahn serves as the chairman, makes the voting and investment decisions over shares held by Tuteur.

**	Calculated based on 35,959,939 ordinary shares of the Issuer outstanding as of December 31, 2013.

CUSIP No.  M6240T 109

1	NAME OF REPORTING PERSON: Jonathan Hahn I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 4,670 Ordinary Shares
	6	SHARED VOTING POWER: 4,803,821 Ordinary Shares*
	7	SOLE DISPOSITIVE POWER: 4,670 Ordinary Shares
	8	SHARED DISPOSITIVE POWER: 4,803,821 Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,808,491 Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.37%**
12	TYPE OF REPORTING PERSON: IN
_________________

*
Includes 4,670 ordinary shares of the Issuer held directly by Mr. Jonathan Hahn and 4,803,821 ordinary shares of the Issuer held by the estate of Mr. Ralf Hahn.  The estate of Mr. Ralf Hahn directly holds 1,660,581 ordinary shares of the Issuer and indirectly holds 3,111,661 ordinary shares of the Issuer through Damar Chemicals Inc., a company registered in Panama (“Damar”) that was indirectly wholly-owned by Mr. Hahn.  Additionally, the estate of Mr. Hahn holds approximately 53.5% of the shares of Tuteur S.A.C.I.F.I.A, a company organized under the laws of Argentina (“Tuteur”), which holds 31,579 ordinary shares of the Issuer.  The estate of Mr. Hahn possesses voting power over the shares held by Damar and Tuteur.  Mr. Jonathan Hahn has been appointed as the provisional estate administrator and accordingly, he has the right to exercise the voting power over shares held directly and indirectly by the estate of Mr. Ralf Hahn.  The board of directors of Tuteur, for which Mr. Jonathan Hahn serves as the chairman, makes the voting and investment decisions over shares held by Tuteur.

**	Calculated based on 35,959,939 ordinary shares of the Issuer outstanding as of December 31, 2013.

CUSIP No.  M6240T 109

Item 1.

(a)	Name of Issuer: Kamada Ltd.

(b)	Address of Issuer’s Principal Executive Offices:
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel

Item 2.

(a)	Name of Person Filing:

Damar Chemicals Inc.
Estate of Mr. Ralf Hahn
Jonathan Hahn

I.R.S. Identification No. of above person (entities only): N/A

(b)	Address of Principal Business Office or, if none, Residence:

Encarnación Ezcurra 365, Piso 3, C1107CLA, Buenos Aires, Argentina

(c)	Citizenship: Israel

(d)	Title of Class of Securities: Ordinary Shares, par value NIS 1.0 per share (“Ordinary Shares”)

(e)	CUSIP Number: M6240T 109

Item 3.  Not applicable

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Damar Chemicals Inc. 3,111,661 Ordinary Shares
Estate of Mr. Ralf Hahn 4,803,821 Ordinary Shares
Jonathan Hahn 4,808,491 Ordinary Shares

(a)	Percent of class:

Damar Chemicals Inc. 8.65%*
Estate of Mr. Ralf Hahn 13.36%*
Jonathan Hahn 13.37%

(c)	Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

*     Calculated based on 35,959,939 ordinary shares of the Issuer outstanding as of December 31, 2013.

CUSIP No.  M6240T 109

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

CUSIP No.  M6240T 109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2014

/s/ Jonathan Hahn
By:	Damar Chemicals Inc.
Name:	Jonathan Hahn
Title:	Holder Power of Attorney

/s/ Jonathan Hahn
By:	Estate of Mr. Ralf Hahn
Name:	Jonathan Hahn
Title:	Administrator

/s/ Jonathan Hahn
By:	Jonathan Hahn

CUSIP No.  M6240T 109

EXHIBIT NO.	DESCRIPTION

Exhibit 99.1	Joint Filing Agreement, dated February 13, 2014